UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                  go2net, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   383 486 107
                                 (CUSIP Number)

         Check the  following  box to designate  the rule pursuant to which this
Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
          ___  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Check the following box if a fee is being paid with this statement [ ].

CUSIP No. 383 486 107            SCHEDULE 13G               Page 2 of 6 Pages




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Russell C. Horowitz

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |_|

3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                 1,387,306
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         0

              7          SOLE DISPOSITIVE POWER

                         1,387,306

              8          SHARED DISPOSITIVE POWER

                         0

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,387,306

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              22%

12            TYPE OF REPORTING PERSON

                IN

CUSIP No. 383 486 107            SCHEDULE 13G               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  go2net, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(a)         Name of person filing:

                  Russell C. Horowitz

Item 2(b) Address of principal business office or, if none, residence:

                  c/o go2net, Inc.
                  999 Third Avenue
                  Suite 4700
                  Seattle, WA  98104

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP Number:

                  383 486 107

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or Endowment
                               Fund

CUSIP No. 383 486 107            SCHEDULE 13G               Page 4 of 6 Pages

                  (g)      |_| Parent Holding Company

                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 1998, Mr. Horowitz directly owned 666,642 shares of the Issuer's common stock individually, indirectly owned 450,000 shares of the Issuer's Common Stock through a Company owned 100% by the reporting person and may be deemed to own 101,914 shares of the Issuer's Common Stock directly owned by Xanthus Management, LLC, the general partner of Xanthus Capital, L.P., which received such shares pursuant to a pro rata distribution from Xanthus Capital, L.P. on December 24, 1998. The reporting person is a director and executive officer of Xanthus Management, L.L.C. In addition, Mr. Horowitz owned at December 31, 1998 exercisable options to purchase 168,750 shares of the Issuer's Common Stock.

                  (b)      Percent of class:

                           Mr. Horowitz could be deemed to be the beneficial owner, for purposes of Schedule 13G, of 1,387,306 shares of common stock, which would constitute 22% of the Issuer's 6,312,577 shares of common stock as of December 31, 1998.

                  (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:  1,387,306

                    (ii)   shared power to vote or to direct the vote: 0

                   (iii) sole power to dispose or to direct the disposition of: 1,387,306

                    (iv) shared power to dispose or to direct the disposition of: 0

Item 5            Ownership of 5% or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.

Item 6            Ownership of more than 5% on behalf of another person:


                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding
                  Company:

                  Not applicable.

CUSIP No. 383 486 107             SCHEDULE 13G               Page 5 of 6 Pages


Item 8            Identification and classification of members of the Group:


                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

CUSIP No. 383 486 107            SCHEDULE 13G               Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 11, 1999                         /s/Russell C. Horowitz
                                                  Russell C. Horowitz